Verona Pharma Reports Positive Efficacy and Safety Data with Single Dose pMDI Formulation of Ensifentrine in COPD

Statistically significant and clinically meaningful improvements in lung function
Ensifentrine has now demonstrated positive efficacy and safety in COPD patients via three widely used inhalation modes: nebulizer, DPI and pMDI
Initiation of multiple dose part of pMDI trial postponed due to the COVID-19 situation

LONDON, March 31, 2020 - Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma”), a clinical-stage biopharmaceutical company focused on respiratory diseases, announces positive efficacy and safety data with a single dose of pressurized metered-dose inhaler (“pMDI”) formulation of ensifentrine in a Phase 2 clinical trial in patients with moderate to severe chronic obstructive pulmonary disease (“COPD”). Results from the single dose part of the study (Part A) demonstrated a statistically significant and clinically meaningful increase in lung function as measured by forced expiratory volume in one second (“FEV1”)1 compared to placebo.
In the first part of the trial, 40 patients with moderate to severe COPD were randomized to receive a single dose of one out of five dosage strengths of ensifentrine: 100 µg2, 300 µg, 1000 µg, 3000 µg, 6000 µg or placebo. In these patients, we observed the following:

◦	Improvements in peak FEV1 corrected for placebo demonstrated a general dose response (ranging from 47 mL to 391 mL, p<0.05 for doses 300 µg and above).

◦	Improvements in average FEV1 over 4 hours corrected for placebo also showed a general dose response (average FEV1 AUC(0-4hr)[3]: ranging from 69 mL to 345 mL, p<0.05 for doses 300 µg and above).

◦
Improvements in average FEV1 over 12 hours corrected for placebo also showed a dose response and demonstrated durability of effect over the dosing interval (average FEV1 AUC(0-12hr4): ranging from 48 mL to 222 mL, p<0.05 for doses 3000 µg and above), supporting twice-daily dosing.

◦	Ensifentrine pMDI formulation was well tolerated at each dose with an adverse event profile similar to placebo.
The positive data support initiation of the second, multiple dose, part of the study (Part B), which will evaluate the pMDI formulation in this patient population over 7 days of twice daily treatment. Verona Pharma has decided to postpone the initiation of Part B due to concerns regarding the safety of trial subjects, caregivers and medical staff during the COVID-19 pandemic. We will continue to monitor this evolving situation and will provide an updated timeline for the start of Part B at a later date.
With these results and those observed in previous Phase 2 clinical trials, ensifentrine has demonstrated statistically significant and clinically meaningful improvements in lung function in COPD patients when delivered via any of the three widely used inhaled modes: nebulizer, dry powder inhaler (“DPI”) and pMDI.

David Zaccardelli, Pharm. D., President and CEO of Verona Pharma, said: “Across all three inhaled formulations, ensifentrine has demonstrated statistically significant and clinically meaningful lung function improvements and duration of action, supporting twice-daily dosing and a safety profile similar to placebo. The results from the single dose part of this pMDI study are very encouraging and essentially consistent with data from Phase 2 clinical trials with nebulized and DPI formulations of ensifentrine.”
“Following the public health advice associated with COVID-19, we have postponed enrollment of Part B of our pMDI Phase 2 trial in COPD. Our planned End-of-Phase 2 meeting with the FDA is scheduled in the second quarter of 2020, and the initiation of our Phase 3 trials of nebulized ensifentrine is planned for later this year.”
An estimated 5.5 million people in the US use inhaled delivery, pMDI or DPI formulations delivered via handheld inhalers, for COPD maintenance treatment. Delivery of a pMDI formulation of ensifentrine may create new opportunities for using ensifentrine with existing inhaled medications. US sales of inhaled COPD maintenance medication were approximately $9 billion in 2019.

1 FEV1: Forced Expiratory Volume in one second, a standard measure of lung function
2 µg: microgram, or mcg
3 FEV1 AUC(0-4hr): Area Under the Curve 0-4 hours calculated using the trapezoidal rule, divided by the observation time (4 hours) to report in mL, a measure of the aggregate effect over 4 hours
4 FEV1 AUC(0-12hr): Area Under the Curve 0-12 hours calculated using the trapezoidal rule, divided by the observation time (12 hours) to report in mL, a measure of the aggregate effect over 12 hours

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION (EU) NO 596/2014.

About COPD
COPD is a progressive and life-threatening respiratory disease without a cure. The World Health Organization estimates that it will become the third leading cause of death worldwide by 2030. The condition damages the airways and the lungs, leading to debilitating breathlessness that has a devastating impact on performing basic daily activities such as getting out of bed, showering, eating and walking. In the United States alone, the total annual medical costs related to COPD are projected to rise to $49 billion in 2020. About 1.2 million US COPD patients on dual/triple inhaled therapy, long-acting beta-agonist (LABA)/long-acting muscarinic antagonist (LAMA) +/- inhaled corticosteroid (ICS) remain uncontrolled, experiencing symptoms that impair quality of life. These patients urgently need better treatments.

About Ensifentrine
Nebulized ensifentrine (RPL554) has shown statistically significant and clinically meaningful improvements in both lung function and COPD symptoms, including breathlessness, in Verona Pharma’s prior Phase 2 clinical studies in patients with moderate to severe COPD. In addition, nebulized ensifentrine showed further improved lung function and reduced lung volumes in patients taking standard short- and long-acting bronchodilator therapy, including maximum bronchodilator treatment with dual/triple therapy. Ensifentrine has been well tolerated in clinical trials involving more than 1300 people to date.

About Verona Pharma
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. If successfully developed and approved, Verona Pharma’s product candidate, ensifentrine, has the potential to become the first therapy approved for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound. Verona Pharma is currently evaluating three formulations of ensifentrine for the treatment of COPD in Phase 2 clinical trials: nebulized, dry powder inhaler, and pressurized metered-dose inhaler. Ensifentrine also has potential applications in cystic fibrosis, asthma and other respiratory diseases. For more information, please visit www.veronapharma.com
Forward-Looking Statements
This press release contains forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, the development of ensifentrine, the progress and timing of clinical trials, data and meetings with the FDA, the potential for ensifentrine to become the first therapy approved for the treatment of respiratory diseases to combine bronchodilator and anti-inflammatory activities in one compound, the potential for ensifentrine, if approved, to have a significant impact on the treatment of COPD, estimates of market size for COPD, and the potential application of ensifentrine for the treatment of cystic fibrosis, asthma and other respiratory diseases.
These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of ensifentrine, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of ensifentrine, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with ensifentrine, which could adversely affect our ability to develop or commercialize ensifentrine; potential delays in enrolling patients, which could adversely affect our research and development efforts and the completion of our clinical trials; we may not be successful in developing ensifentrine for multiple indications; our ability to obtain approval for and commercialize ensifentrine in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; our ability to retain our key personnel and recruit additional qualified personnel, as well as the impact of our management team transition; material differences between our “top-line” data and final data; our reliance on third parties, including clinical research organizations, clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize ensifentrine; lawsuits related to patents covering ensifentrine and the potential for our patents to be found invalid or unenforceable; and our vulnerability to natural disasters, global economic factors and other unexpected events, including health epidemics or pandemics like the novel coronavirus (COVID-19). These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 27, 2020, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
David Zaccardelli, Chief Executive Officer	info@veronapharma.com
Victoria Stewart, Director of Communications

N+1 Singer (Nominated Adviser and UK Broker)	Tel: +44 (0)20 3283 4200
Aubrey Powell / George Tzimas / Iqra Amin (Corporate Finance)
Tom Salvesen (Corporate Broking)

Optimum Strategic Communications (European Media and Investor Enquiries)	Tel: +44 (0)20 950 9144 verona@optimumcomms.com
Mary Clark / Eva Haas / Hollie Vile

Argot Partners (US Investor Enquiries)	Tel: +1 212-600-1902 verona@argotpartners.com
Stephanie Marks / Kimberly Minarovich / Michael Barron